THE SECURITIES REPRESENTED BY THIS STOCK OPTION AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE LAW.

MMR INFORMATION SYSTEMS, INC.

STOCK OPTION AGREEMENT

I. NOTICE OF STOCK OPTION GRANT

Optionee's Name and Address: Robert H. Lorsch

c/o MMR Information Systems, Inc.

2934 1/2 Beverly Glen Circle, Suite 702

Los Angeles, California 90077

You have been granted an option to purchase shares of common stock of the Company ("Common Stock"), subject to the terms and conditions of this Option Agreement (this "Agreement"), as follows:

Grant Number	____
Date of Grant	August 6, 2009
Vesting Commencement Date	January 27, 2009
Exercise Price per Share	$0.125
Total Number of Shares Granted	9,000,000
Total Exercise Price	$1,125,000.00
Type of Option:	[ ] Incentive Stock Option
	[**X**] Non-Qualified Stock Option
Expiration Date:	January 27, 2014

1.   Vesting Schedule:

Subject to other limitations set forth in this Agreement, this Option (as defined below) may be exercised, in whole or in part, in accordance with the following schedule (the "Vesting Schedule"):

Provided Optionee continues to be an Employee or Consultant of the Company or any Affiliate throughout the specified period, as applicable, this Option shall become exercisable as to portions of the Shares (as defined below) as follows: (i) 1/3 of the Shares subject to this Option shall vest on January 27, 2009 (the "Vesting Commencement Date"); (ii) 1/3 of the Shares subject to this Option shall vest on January 27, 2010; and (iii) 1/3 of the Shares subject to this Option shall vest on January 27, 2011.

2. Termination Period:

This Option, to the extent vested, may be exercised for 90 days after termination of the Optionee's employment or consulting relationship, or such longer period as may be applicable upon death or disability of Optionee as provided herein (the "Termination Period"); provided, however, that any unvested portion of the Shares as of the termination date of the Optionee's employment or consulting relationship shall be forfeited. In the event of the Optionee's change in status from Employee to Consultant or Consultant to Employee, this Agreement shall remain in effect. In no event shall this Option be exercised later than January 27, 2011 (the "Expiration Date").

II. AGREEMENT

1. Certain Definitions.

1.1   "Affiliated Company" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

1.2   "Cause" means, with respect to the Optionee, the occurrence of any of the following: (i) such Optionee's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Optionee's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Optionee's intentional, material violation of any contract or agreement between the Optionee and the Company or any statutory duty owed to the Company; (iv) such Optionee's unauthorized use or disclosure of the Company's confidential information or trade secrets; (v) such Optionee's gross misconduct; or (vi) such Optionee's conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might reasonably result in) material harm to the business of the Company. The determination that a termination is for Cause shall be made by the Company in its sole and exclusive judgment and discretion. Any determination by the Company that the Continuous Service of Optionee was terminated by reason of dismissal without Cause for the purposes of outstanding stock awards held by such Optionee shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

1.3   "Code" means the Internal Revenue Code of 1986, as amended.

1.4   "Continuous Service" means that the employment, director or consulting relationship with the Company or any Affiliate is not interrupted or terminated. Continuous Service as an employee, director or consultant shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Affiliates, or any successor. A leave of absence approved by the Company shall include sick leave, military leave, or any other personal leave approved by an authorized representative of the Company.

1.5   "Consultant" means any consultant or advisor if: (i) the consultant or advisor renders bona fide services to the Company or any Affiliate; (ii) the services rendered by the consultant or advisor are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (iii) the consultant or advisor is a natural person who has contracted directly with the Company or any Affiliate to render such services.

1.6   "Corporate Transaction" means (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company and this Option is assumed or replaced by the successor corporation; (ii) a dissolution or liquidation of the Company; (iii) the sale of substantially all of the assets of the Company; or (iv) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company).

1.7   "Disability" means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

1.8   "Employee" means any person employed by the Company or an Affiliate. However, service solely as a director on the Board, or payment of a fee for such services, shall not cause a such a person to be considered an "Employee."

1.9   "Fair Market Value" means the value of a share of the Company's Common Stock based on (i) if such Common Stock is then quoted on the Nasdaq National Market or an over-the-counter exchange, then (A) the last sale before or the first sale after the grant, (B) the closing price on the trading day before or the trading day of the grant, or (C) the arithmetic mean of the high and low prices on the trading day before or the trading day of the grant, or (D) any other reasonable basis using actual transactions in the stock as reported by an established securities market; or (ii) if none of the foregoing alternatives in (i) is applicable, by the Board in good faith using a method of reasonable evaluation.

2.   Grant of Option. MMR Information Systems, Inc., a Delaware corporation (the "Company"), hereby grants to the Optionee named in the Notice of Stock Option Grant (the "Optionee"), an option (the "Option") to purchase the total number of shares of Common Stock (the "Shares") set forth in the Notice of Stock Option Grant, at the exercise price per share set forth in the Notice of Stock Option Grant (the "Exercise Price") subject to the terms, definitions and provisions hereof.

3.   Exercise of Option.

3.1   Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Stock Option Grant and with the applicable provisions of this Agreement. In the event of termination of Optionee's Continuous Service (for reasons other than Cause or upon the Optionee's death or Disability), the Optionee may exercise his or her Option (to the

3

extent that the Optionee was entitled to exercise such Option as of the date of termination of Continuous Service) but only within such period of time ending on the earlier of (i) the expiration of the term of the Option as set forth in this Agreement or (ii) the date ninety (90) days following the termination of the Optionee's Continuous Service. If, after termination of Continuous Service, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate.

3.2 <u>Corporate Transaction</u>. In the event of a Corporate Transaction, <u>unless</u> this Option is, in connection with the Corporate Transaction, either (i) assumed by the successor corporation or Affiliate thereof or (ii) replaced with a comparable Option with respect to shares of the capital stock of the successor corporation or Affiliate thereof, or (iii) replaced with a cash incentive program of the successor corporation which preserves the compensation element of this Option existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the Vesting Schedule, <u>then</u> all Shares under this Agreement shall automatically become fully vested and exercisable immediately prior to the effective date of such Corporate Transaction. The determination of Option comparability under clause (ii) above shall be made by the Company's Board (excluding Optionee, if applicable), and its determination shall be final, binding and conclusive. Effective upon the consummation of the Corporate Transaction, all outstanding Options hereunder shall terminate and cease to remain outstanding, except to the extent assumed by the successor corporation or its Affiliate.

3.3 <u>Method of Exercise</u>. This Option shall be exercisable only by delivery of a notice substantially in the form of Exhibit A attached hereto (the "<u>Exercise Notice</u>") which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, such other representations and agreements as to the holder's investment intent with respect to such Shares and such other provisions as may be required by law. Such Exercise Notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Company accompanied by payment of the Exercise Price. The Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price. No Shares will be issued pursuant to the exercise of the Option unless such issuance and such exercise shall comply with all applicable laws. Assuming such compliance, for income tax purposes, the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

3.4 <u>Taxes</u>. No Shares will be issued to the Optionee or other person pursuant to the exercise of the Option until the Optionee or other person has made arrangements acceptable to the Company for the satisfaction of foreign, federal, state and local income and employment tax withholding obligations.

4. <u>Method of Payment</u>. Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee, or any other form of consideration authorized in writing by an officer of the Company from time to time; provided, however, that such exercise method does not then violate an applicable law:

4.1 cash;

4.2 check; or

4.3 As long as the Company's Common Stock is publicly traded on a national securities exchange or on an over-the-counter quotation system, by delivery of a properly executed Exercise Notice together with such other documentation as the Company and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the Exercise Price.

5.   Optionee's Representations. By receipt of this Option, by its execution, and by its exercise in whole or in part, Optionee represents to the Company that:

5.1   Optionee acknowledges that both this Option and any Shares purchased upon its exercise are securities, the issuance by the Company of which requires compliance with federal and state securities laws;

5.2   Optionee acknowledges that these securities are made available to Optionee only on the condition that Optionee makes the representations contained in this Section 4 to the Company;

5.3   Optionee has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities;

5.4   Optionee understands that the securities have not been registered under the Securities Act of 1933, as amended, (the "Act"), or any applicable state law in reliance upon one or more specific exemptions contained in the Act and any applicable state law, which may include reliance on Rule 701 promulgated under the Act, if available, or which may depend upon (i) Optionee's bona fide investment intention in acquiring these securities; (ii) Optionee's intention to hold these securities in compliance with federal and state securities laws; (iii) Optionee having no present intention of selling or transferring any part thereof (recognizing that the Option is not transferable) in violation of applicable federal and state securities laws; and (iv) there being certain restrictions on transfer of the Shares subject to the Option;

5.5   Optionee understands that the Shares subject to this Option, in addition to other restrictions on transfer, must be held indefinitely unless subsequently registered under the Act and any applicable state law, or unless an exemption from registration is available; that Rule 144, the usual exemption from registration under the Act, is only available after the satisfaction of certain holding periods and in the presence of a public market for the Shares; that there is no certainty that a public market for the Shares will exist, and that otherwise it will be necessary that the Shares be sold pursuant to another exemption from registration which may be difficult to satisfy; and

5.6   Optionee understands that the certificate representing the Shares will bear a legend prohibiting their transfer in the absence of their registration or the opinion of counsel for the Company that registration is not required.

6.   Restrictions on Exercise. This Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any applicable laws.

7.   Termination of Relationship. In the event the Optionee's Continuous Service terminates, the Optionee may, to the extent otherwise so entitled at the date of such termination (the "Termination Date"), exercise this Option during the Termination Period set out in Section 2 of the Notice of Stock Option Grant. Except as provided in Sections 7 and 8, below, to the extent that the Optionee was not entitled to exercise this Option on the Termination Date, or if the Optionee does not exercise this Option within the Termination Period, the Option shall terminate.

8.   Disability of Optionee. In the event the Optionee's Continuous Service terminates as a result of his or her Disability, the Optionee may, but only within twelve (12) months from the Termination Date (and in no event later than the Expiration Date), exercise the Option to the extent otherwise entitled to exercise it on the Termination Date. To the extent that the Optionee was not entitled to exercise the Option on the Termination Date, or if the Optionee does not exercise such Option to the extent so entitled

within the time specified herein, the Option shall terminate.

9. <u>Death of Optionee</u>. In the event of the Optionee's death, the Option may be exercised at any time within twelve (12) months following the date of death (and in no event later than the Expiration Date), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee could exercise the Option at the date of death.

10. <u>Transferability of Option</u>. This Option may be transferred by the Optionee only in a manner and to the extent acceptable to the Company as evidenced by a writing signed by an officer on behalf of the Company and the Optionee consenting to such transfer, which consent may be withheld in the sole discretion of the Company. The terms of this Option shall be binding upon the executors, administrators, heirs and successors of the Optionee.

11. <u>Term of Option</u>. This Option may be exercised only within the term set out in the Notice of Stock Option Grant, and may be exercised during such term only in accordance with the terms of this Agreement.

12. <u>Tax Consequences</u>. Set forth below is a brief summary as of the date of this Agreement of some of the federal and State tax consequences of exercise of this Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE.   OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

12.1   <u>Exercise of Non-Qualified Stock Option</u>. There may be a regular federal income tax liability and State income tax liability upon the exercise of a Non-Qualified Stock Option. The Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If Optionee is an Employee or a former Employee, the Company will be required to withhold from Optionee's compensation or collect from Optionee and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise

12.2   <u>Disposition of Shares</u>. In the case of a Non-Qualified Stock Option, if Shares are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal and State income tax purposes.

13. <u>Standoff Agreement</u>. In connection with the first two (2) registrations of the Company's securities, Optionee agrees, upon the request of the Company and the underwriters managing such underwritten offering of the Company's securities, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Shares (other than those included in the registration) without the prior written consent of the Company and such underwriters, as the case may be, for such period of time, not to exceed thirty (30) days before and one hundred eighty (180) days after the effective date of such registration as the underwriters may specify. The Company and underwriters may request such additional written agreements in furtherance of such standoff in the form reasonably satisfactory to the Company and such underwriter.   The Company may also impose stop-transfer instruction with respect to the shares subject to the foregoing restrictions until the end of said one hundred eighty (180) day period.

14. <u>Governing Law/Venue.</u> This Agreement is governed by California State law, except for that

body of law pertaining to conflict of laws. Venue for all purposes hereunder shall be Los Angeles, California.

15. <u>Entire Agreement</u>. This Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in its entirety all prior undertakings and agreements of the Company and the Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee.

16. <u>Headings</u>. The captions used in this Option are inserted for convenience and shall not be deemed a part of this Option for construction or interpretation.

17. <u>Interpretation</u>. Any dispute regarding the interpretation of this Agreement shall be submitted by the Optionee or by the Company forthwith to the Board, which shall review such dispute at its next regular meeting. The resolution of such dispute by the Board shall be final and binding on all persons.

OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE OPTION HEREOF IS EARNED ONLY BY CONTINUING CONSULTANCY OR EMPLOYMENT AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS AGREEMENT SHALL CONFER UPON OPTIONEE ANY RIGHT WITH RESPECT TO CONTINUATION OF EMPLOYMENT OR CONSULTANCY BY THE COMPANY, NOR SHALL IT INTERFERE IN ANY WAY WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S EMPLOYMENT OR CONSULTANCY AT ANY TIME, WITH OR WITHOUT CAUSE.

Optionee further acknowledges and agrees that in partial consideration for the Company granting the Option to Optionee, Optionee agrees to hold all of the shares of the voting capital stock of the Company issued upon exercise of this Option (and any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such shares) (hereinafter collectively referred to as the "<u>Voting Shares</u>") subject to, and to vote all of the Voting Shares at a regular or special meeting of shareholders (or by written consent) now or hereafter acquired by it, and otherwise use his or its respective best efforts, in accordance with the provisions of the Proxy set forth as Exhibit 1 to the Exercise Notice.

Optionee hereby accepts this Agreement subject to all of the terms and provisions hereof. Optionee has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of the Agreement. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Signed: /s/ Robert H. Lorsch ....
Optionee

Residence Address:

MMR INFORMATION SYSTEMS, INC

<u>EXERCISE NOTICE</u>

MMR INFORMATION SYSTEMS, INC.
2934 1/2 Beverly Glen Circle, Suite 702
Los Angeles, California 90077
Attention: Secretary

        1.   **<u>Exercise of Option</u>.** Effective as of today, _____, 20__, the undersigned, _____ ("Purchaser"), hereby elects to purchase _____ (_____) shares (the "Shares") of the Common Stock of MMR INFORMATION SYSTEMS, INC, a Delaware corporation (the "Company"), under and pursuant to the Stock Option Agreement dated _____(the "Option Agreement"). The purchase price per share for the Shares shall be Twelve and One-Half Cents ($0.125) for an aggregate purchase price of $_____, as required by the Option Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Option Agreement.

        2.   **<u>Delivery of Payment</u>.** Purchaser herewith delivers to the Company the full purchase price for the Shares. I hereby elect to pay the exercise price by the method marked below:

        a.   _____ Cash

        b.   _____ Check

        c.   _____ Same day exercise and sale **[If Public]**

        3.   **[If Public] <u>Broker Instructions.</u>** In the event I have elected to exercise options via the same day exercise and sale method, you are hereby authorized to instruct _____ (the "Broker") to accept the proceeds deriving from the sale of the Shares, and to take the following actions: (i) to deduct from the proceeds of the sale any Company expenses; (ii) to deduct from the proceeds any tax withholding requested by the Company and to request in writing from the Company a statement of the tax amounts to be withheld, if no request has been given by the Company; (iii) to deliver the above amounts so deducted to the Company; and (iv) to deliver the remaining proceeds to me as I shall direct the Broker.

        These instructions shall be construed as authorizing the Broker and the Company to take any other actions reasonably necessary to effect the purposes hereof and the Broker and the Company may rely upon any statements and undertakings made herein by the undersigned, as if said statements and undertakings were made directly to the Broker and the Company.

        I further acknowledge that I shall bear sole responsibility for any commissions and fees relating to the performance of these instructions by the Broker or the Company, and any other banking activities and will, upon demand, indemnify and defend the Broker or the Company against any amounts which may be owing in this regard.

4.   Representations of Purchaser. Purchaser acknowledges that Purchaser has received, read and understood the Option Agreement, and agrees to (x) abide by and be bound by its terms and conditions and (y) concurrently enter into and abide by the terms and conditions of the Proxy attached hereto as Exhibit 1.

5.   Rights as Stockholder. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. In the event Purchaser has not sold the Shares in a same day exercise and sale, a share certificate for the number of Shares so acquired shall be issued to the Purchaser as soon as practicable after exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as otherwise provided. In addition to applicable state and federal securities legends, the following legend shall be included:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO THE TERMS OF A PROXY (A COPY OF WHICH MAY BE OBTAINED WITHOUT CHARGE FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE PROXY."

6.   Tax Consultation; Payment of Taxes. Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted with any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

Purchaser agrees to satisfy all applicable federal, state and local income and employment tax withholding obligations with respect to the exercise of the Option and, if applicable, the sale of the Shares and will, upon demand, indemnify and defend the Company and, if applicable, the Broker, against any amounts which may be owing in this regard. If the Company is required to satisfy any federal, state or local income or employment tax withholding obligations as a result of such an early disposition, Purchaser agrees to satisfy the amount of such withholding in a manner that the Company prescribes.

7.   Entire Agreement. The Option Agreement is incorporated herein by reference. This Exercise Notice and the Option Agreement constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof. In the event of any conflict between the terms of this Exercise Notice and the Option Agreement, the terms of the Option Agreement shall govern.

8.   Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this Exercise Notice shall inure to the benefit of the successors and assigns of the Company. This Exercise Notice shall be binding upon Purchaser and his or her heirs, executors, administrators, successors and assigns.

9.   Headings. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this Exercise Notice for construction or interpretation.

10.   Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Purchaser or by the Company forthwith to the Board, which shall review such dispute at its next regular meeting. The Board's resolution of such dispute shall be final and binding on all persons.

11.   **Governing Law; Severability.** This Agreement shall be governed by and construed in accordance with the laws of the State of California excluding that body of law pertaining to conflicts of law. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

12.   **Notices.** Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States mail by certified mail, with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

13.   **Further Instruments.** The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

Submitted by: Accepted by:

PURCHASER: **MMR INFORMATION SYSTEMS, INC:**

                                                   By:_____
(Signature)   (Signature)

Robert H. Lorsch_____   _____
(Print Name)   (Print Name and Title)

Address: Address:

c/o 2934 1/2 Beverly Glen Circle, Suite 702   2934 1/2 Beverly Glen Circle, Suite 702
Los Angeles, California 90077   Los Angeles, California 90077

EXHIBIT 1

IRREVOCABLE PROXY

The undersigned shareholder of MMR Information Systems, Inc., a Delaware corporation (the "**Company**"), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes the members of the Board of Directors of the Company, and each of them, the attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the fullest extent of the undersigned's rights with respect to (i) the shares of capital stock of the Company owned by the undersigned as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other shares of capital stock of the Company which the undersigned may acquire after the date hereof pursuant to the exercise by the undersigned of any of the Company's stock options. (The shares of the capital stock of the Company referred to in clauses (i) and (ii) of the immediately preceding sentence are collectively referred to as the "**Shares**.") Upon the execution hereof, all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked, and no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with the undersigned's exercise of his Option with the Company on even date herewith. The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of a (x) "Qualified Reorganization" (as defined below) (z) or ten years after the first exercise of the Option (the "Expiration Date") at any meeting of the shareholders of the Company, however called, or in any action by written consent of shareholders of the Company for any reason or purpose for which shareholders may vote. This proxy shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares). Any obligation of the undersigned hereunder shall be binding upon the heirs, successors and assigns of the undersigned (including any transferee of any of the Shares).

The term "**Qualified Reorganization**" shall mean (x) any merger or consolidation of the Company with or into another corporation or entity, or (y) the sale of all or substantially all of the Company's properties and assets, or (z) a sale of the shares of the Company's Common Stock, in which all of the Company's stockholders concurrently receive cash and/or marketable securities in an aggregate amount equal to at least $2.00 per share, appropriately adjusted for stock splits, combinations and the like.

[The remainder of this page has been intentionally left blank.]

This proxy shall terminate upon the Expiration Date.

Dated: _____, 20_____

                        Shareholder Name: Robert H. Lorsch
                        Signature: _____
                        Title (*If Applicable*): _____
                        Number and Class of Shares of Company Stock owned by Shareholder:
                        _____ Shares of Common Stock